Exhibit 8.1

List of Subsidiaries of CyberArk Software Ltd.

Name of Subsidiary	Place of Incorporation
Cyber-Ark Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) PTE. LTD.	Singapore
Cyber-Ark Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
Viewfinity Ltd.	Israel
Cybertinel Ltd.	Israel
Viewfinity, Inc.	Delaware, United States